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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 OR 15d-16 OF

                       the Securities Exchange Act of 1934

                           For the month of March 2001

                                   CELANESE AG

             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION

                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111

                           61476 Kronberg/Ts., Germany

                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F X       Form 40-F

                  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No X

                  If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.


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                                   CELANESE AG

On March 16, 2001 Celanese Chemicals, a business of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued a press release announcing that it is lifting its Force Majeure and is in a position to fully resume supply of acetic acid and vinyl acetate monomer to its Asian customers, which release is attached as Exhibit 99.1 hereto and incorporated by reference herein.


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                                    EXHIBITS

Exhibit No.               Exhibit

   99.1 Press release dated March 16, 2001 announcing Celanese Chemicals' lifting of force majeure and resuming full supply of acetic acid and vinyl acetate monomer to its Asian customers


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CELANESE AG

                                  (Registrant)

                                  By:             /s/ P. W. Premdas
                                            -----------------------------------
                                  Name :    Perry W. Premdas
                                  Title:    Member of the Management Board
                                            (Chief Financial Officer)




         Date: March 16, 2001


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                                  EXHIBIT INDEX

Exhibit No.         Exhibit

   99.1 Press release dated March 16, 2001 announcing Celanese Chemicals' lifting of force majeure and resuming full supply of acetic acid and vinyl acetate monomer to its Asian customers